UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

760276105
(CUSIP Number)

June 27, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,573,023

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,573,023

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,573,023

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.3%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             111,804

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             111,804

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             111,804

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             962,449

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             962,449

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             962,449

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.0%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             57,392

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             57,392

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             57,392

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             323,587

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             323,587

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             323,587

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select Master Fund, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             127,040

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             127,040

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             127,040

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             3,157,295

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,157,295

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,157,295

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             3,157,295

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,157,295

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,157,295

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             3,157,295

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,157,295

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,157,295

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of July 6, 2011.

ITEM 1(a).      NAME OF ISSUER:

Republic Airways Holdings Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                8909 Purdue Road
Suite 300
Indianapolis, Indiana 46268

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Corsair Capital Partners, L.P. (“Corsair Capital”),
•	Corsair Capital Partners 100, L.P. (“Corsair 100”),
•	Corsair Select, L.P. (“Corsair Select”),
•	Corsair Select 100, L.P. (“Select 100”),
•	Corsair Capital Investors, Ltd. (“Corsair Investors”),
•	Corsair Select Master Fund, Ltd. (“Select Master”),
•	Corsair Capital Management, L.L.C. (“Corsair Management”),
•	Jay R. Petschek (“Mr. Petschek”) and
•	Steven Major (“Mr. Major”).

Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master.  Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business address for each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

The principal business address for each of Corsair Investors and Select Master is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

Each of Corsair Capital, Corsair 100, Corsair Select and Select 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.001 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

760276105

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)    [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 3,157,295 shares of Common Stock.

Corsair Capital individually owns 1,573,023 shares of Common Stock.

Corsair 100 individually owns 111,804 shares of Common Stock.

Corsair Select individually owns 962,449 shares of Common Stock.

Select 100 individually owns 57,392 shares of Common Stock.

Corsair Investors individually owns 323,587 shares of Common Stock.

Select Master individually owns 127,040 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master, is deemed to beneficially own the 3,157,295 shares of Common Stock beneficially owned by them.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,157,295 shares of Common Stock.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,157,295 shares of Common Stock.

(b)	Percent of Class:

Collectively, the Reporting Persons beneficially own 3,157,295 shares of Common Stock representing 6.6% of all the outstanding shares of Common Stock.

Corsair Capital’s individual ownership of 1,573,023 shares of Common Stock represents 3.3% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 111,804 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Select’s individual ownership of 962,449 shares of Common Stock represents 2.0% of all the outstanding shares of Common Stock.

Select 100’s individual ownership of 57,392 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 323,587 shares of Common Stock represents 0.7% of all the outstanding shares of Common Stock.

Select Master’s individual ownership of 127,040 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 3,157,295 shares of Common Stock represents 6.6% of all the outstanding shares of Common Stock.

The 3,157,295 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 6.6% of all the outstanding shares of Common Stock.

The 3,157,295 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 6.6% of all the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 1,573,023 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 111,804 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 962,449 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 57,392 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 323,587 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 127,040 shares of Common Stock owned by Select Master.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 1,573,023 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 111,804 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 962,449 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 57,392 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 323,587 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 127,040 shares of Common Stock owned by Select Master.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                         SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  July 7, 2011
CORSAIR CAPITAL PARTNERS, L.P.
By:         Corsair Capital Advisors, L.L.C.,
               General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:          Corsair Capital Management, L.L.C.,
Director

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By:          Corsair Capital Management, L.L.C.,
Director

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steve Major
     Steven Major

                                                                 EXHIBIT A
                                                   JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Republic Airways Holdings Inc. dated as of July 7, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 7, 2011
CORSAIR CAPITAL PARTNERS, L.P.
By:         Corsair Capital Advisors, L.L.C.,
               General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By:          Corsair Capital Advisors, L.L.C.,
General Partner

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:          Corsair Capital Management, L.L.C.,
Director

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR SELECT MASTER FUND, LTD.
By:          Corsair Capital Management, L.L.C.,
Director

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By:  /s/ Jay Petschek
            Jay Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steve Major
     Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Select, L.P.

Corsair Select 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Select Master Fund, Ltd.

Corsair Capital Management, L.L.C.

Jay R. Petschek

Steven Major